Exhibit 99.1

AVG TECHNOLOGIES N.V.

REMUNERATION REPORT

FOR THE YEAR 2015

This report contains an account of the manner in which the remuneration policy has been implemented in the past financial year. It sets out the remuneration of the members of the management board (the Management Board) and the supervisory board (the Supervisory Board) of AVG Technologies N.V. (the Company) for the year that ended on December 31, 2015, and provides an overview of the Management Board and Supervisory Board remuneration policies currently in place for the financial year 2016 and subsequent years.

REMUNERATION COMMITTEE

The Supervisory Board has appointed from among its members a Remuneration Committee to prepare proposals, advice and make recommendations on remuneration decisions for the Supervisory Board on the remuneration policy and remuneration of the individual members of the Management Board and to prepare the remuneration report. Furthermore, the Remuneration Committee advises the Supervisory Board on the annual targets for the Management Board and prepares the allocation of share equity. The remuneration of the members of the Supervisory Board is decided upon by the general meeting of shareholders (the General Meeting of Shareholders). The Remuneration Committee can make proposals to the Supervisory Board for the remuneration of individual members of the Supervisory Board, which remuneration is to be submitted to the General Meeting of Shareholders for adoption.

The Remuneration Committee proposes the remuneration of the individual members of the Management Board to the Supervisory Board. The remuneration of the members of the Management Board is the responsibility of the Supervisory Board as a whole. Resolutions on remuneration by the Supervisory Board are made in line with the remuneration policy for the members of the Management Board as adopted at the General Meeting of Shareholders.

The Remuneration Committee consists of three or four members and is chaired by a member of the Supervisory Board, who cannot be: (i) the chairman of the Supervisory Board, (ii) a former member of the Management Board of the Company or (iii) a member of the Supervisory Board who is a member of the Management Board of another Dutch listed company. The chief executive officer was invited for all meetings, but has not attended any part of any meeting where his own remuneration or any of his own terms or conditions was discussed. The role of Secretary of the Remuneration Committee has been filled by the Chief People Officer of the Company. In 2015 the Remuneration Committee held six meetings and the Supervisory Board received minutes of the meetings from the Remuneration Committee’s deliberations and findings. The current members of the Remuneration Committee are Mr. Tenwick (chairman), Mr. Eichler and Mr. Fuller.

The Remuneration Committee used external advice from the following companies:

•	Towers Watson

•	Allen & Overy Amsterdam

•	Baker & McKenzie

The Remuneration Committee was assisted by Towers Watson as independent external remunerations consultant. Towers Watson has and will act independently from the Management Board of the Company and does not directly advise any members of the Management Board.

This report sets out the disclosures on the remuneration of the members of the Supervisory Board and the members of the Management Board. It takes into account the best practice recommendations of the Dutch Corporate Governance Code (hereafter the Dutch CGC). The remuneration policy complies with the best practice recommendations of the Committee on Corporate Governance as described in paragraphs II and III on “best practice provisions II.2.1-II.2.15, III.5.1-5.3, III.5.10-III.5.13, and III.7.1-III.7.3” of the Dutch CGC.

Remuneration policy outlook

Revised remuneration policies for the Management Board and the Supervisory Board, if any, will be proposed to the General Meeting of Shareholders for approval and adoption. The Remuneration Committee does not expect that any material changes need to be made to these remuneration policies for the Management Board and the Supervisory Board, unless required by any such legislation to that effect. Should any material change in the remuneration policies be necessary, such material change shall be submitted to the General Meeting of Shareholders for adoption. Plans and arrangements whereby members of the Management Board are remunerated in the form of options and restricted share units shall be submitted to the General Meeting of Shareholders for approval.

Long-term objectives

The Company and its subsidiaries and affiliates hold the view that the remuneration policies for the Management Board and the Supervisory Board reflect the interests of all stakeholders, attract and retain board members that have the talent and skills to develop and expand the business, link rewards to creating shareholder value, connect the variable income component to performance, which reinforces the business strategy, avoid inappropriate risks, and create long-term value and enhance the sustainable development of the Company. By means of the policies, the Company intends to be competitive in relation to both the market in which the Company operates and the relative size of the business. Remuneration is therefore connected to the experience, role, focus, responsibilities, performance and required experience and skills of each member of the Management Board and Supervisory Board in order to enhance the behavior that is required for successful performance in the existing roles within the Management Board and the Supervisory Board respectively. The Supervisory Board will at regular intervals evaluate the objectives and structure of the remuneration policies to ensure they are fit for their purposes.

Company’s website

This Remuneration Report will be posted on the Investor Relations section of the Company’s website www.avg.com.

Special remuneration

Payment and explanation of any severance payment or special remuneration to a (former) member of the Management Board during a financial year will be included in this Remuneration Report. In 2015, no severance payment or special remuneration was granted.

Existing remuneration policies (Annex I and II)

On June 19, 2013, the General Meeting of Shareholders adopted the current remuneration policies in force for the Supervisory Board and Management Board. The existing Management Board and Supervisory Board remuneration policies can be consulted in Annex I and Annex II, respectively, of this report. Remuneration for the members of the Supervisory Board and Management Board members has been adjusted since the date of adoption of the remuneration policies.

Changes to remuneration policies

Material changes to the Management Board and Supervisory Board remuneration policies, if any, for the remainder of 2016 and subsequent years will be proposed to the General Meeting of Shareholders for adoption, and will be made available on the Investor Relations section of the Company’s website at www.avg.com.

Currency

Unless specified otherwise, any amounts in this report are expressed in United States dollars.

Share option and restricted share unit grants

The values attributed to share option and restricted share unit grants in this report have been calculated in accordance with accounting guidance and are recognized over the period of expected service.

Members of the Supervisory Board

During 2015, the Supervisory Board comprised the following members:

Member	First appointed	End of current term
Dale Fuller	March 4, 2009	AGM 2018
Ronan Dunne	June 11, 2014	AGM 2018
Gabriel Eichler	November 24, 2005	AGM 2018
Frank Esser	July 30, 2013	AGM 2017
Jan Haars	August 10, 2011	AGM 2019
Jonathan Meeks	October 1, 2009	AGM 2019
Colin Tenwick	October 15, 2011	AGM 2017

Total remuneration

In 2015, the total remuneration of the current and former members of the Supervisory Board amounted to USD 814,755 (2014: USD 1,138,515). The remuneration in United States dollars of the individual members of the Supervisory Board is set out in the table below.

		Non-variable		Short term (variable)	Long term (variable)	Total remuneration	Split
Supervisory Board	Financial year	Base compensation	Other periodic paid compensation	STI (Cash)(1)	LTI(2)	Total(3)	Variable %	Non-variable %
Dale Fuller	2015	130,000	20,000	250,000	(90,294)	309,706	51.57%	48.43%
	2014	130,000	20,000	250,000	212,466	612,466	75.51%	24.49%
	2013	242,000	68,000	458,328	763,060	1,531,388	79.76%	20.24%

Ronan Dunne	2015	70,000	—	—	48,898	118,898	41.13%	58.87%
	2014	35,000	—	—	40,921	75,921	53.90%	46.10%
	2013	—	—	—	—	—	n/a	n/a

Gabriel Eichler	2015	70,000	—	—	—	70,000	0.00%	100.00%
	2014	70,000	—	—	—	70,000	0.00%	100.00%
	2013	60,667	—	—	—	60,667	0.00%	100.00%

Frank Esser	2015	70,000	—	—	34,618	104,618	33.09%	66.91%
	2014	70,000	—	—	75,004	145,004	51.73%	48.27%
	2013	29,543	—	—	23,158	52,701	0.439	0.561

Jan Haars	2015	100,000	—	—	3,573	103,573	3.45%	96.55%
	2014	100,000	—	—	14,402	114,402	12.59%	87.41%
	2013	86,000	—	—	30,305	116,305	26.10%	73.90%

Jonathan Meeks	2015	—	—	—	—	—	n/a	n/a
	2014	—	—	—	—	—	n/a	n/a
	2013	—	—	—	—	—	n/a	n/a

Colin Tenwick	2015	100,000	—	—	7,960	107,960	7.37%	92.63%
	2014	100,000	—	—	20,722	120,722	17.17%	82.83%
	2013	86,000	—	—	42,829	128,829	33.20%	66.80%

(1)	Short term incentives (cash bonuses) are charged to the Company in the financial year, but are not necessarily paid during the financial year.
(2)	The remuneration reported as part of the LTI (share options) is based on costs incurred during the year under US GAAP and IFRS. In case of forfeitures, the cumulative costs incurred related to the forfeited options are reversed. For reporting purposes under IFRS, the Company includes the tax effect for the beneficiary in the costs incurred.
(3)	Total remuneration reflects base compensation, other periodic paid compensation, STI and LTI.

Throughout 2015, Supervisory Board members Messrs. Fuller, Dunne, Eichler, Esser, Haars and Tenwick in the above table were independent members under applicable NYSE and Dutch CGC standards and Supervisory Board member Mr. Meeks in the above table was a non-independent member.

The remuneration of the members of the Supervisory Board is based on a base compensation and options to attract and retain international talents that have the skills to perform the duties required by the Supervisory Board and to create shareholder value.

Variable compensation

(i) Short term incentive (STI)

In October 2015, the Supervisory Board reviewed the performance and tasks related to the remuneration of the chairman of the Supervisory Board. Based on conditions set, Mr. Fuller was awarded a short term cash incentive of USD 250,000, which constitutes the time-based part only of a previously agreed short term incentive plan.

(ii) Long-term incentive (LTI)

In order to attract, retain and motivate members of the Management Board and Supervisory Board, employees and other individuals having business relationships with us and to reward such persons for their loyalty and commitment, the Company established an option plan, or the Option Plan, in June 2009 under which it granted options to acquire ordinary shares. The Option Plan was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, June 30, 2011, September 29, 2011, January 30, 2012 and May 7, 2013. The Option Plan was most recently amended on December 4, 2014 and includes a restricted share unit plan.

The total number of shares in respect of which options and restricted share units may be granted under the Option Plan is limited to 12,209,948. Options that lapse or are forfeited and restricted share units that are forfeited are available to be granted again. Except as regulated and permitted under the applicable remuneration policies, options and restricted share units granted to members of the Management Board and the Supervisory Board require prior approval of the General Meeting of Shareholders. The options and restricted share units granted to the Management Board members can be performance or time based.

Options and restricted share units generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest quarterly thereafter, in equal portions during the remaining vesting period. As part of our existing remuneration policy for the Management Board, the Company introduced performance-based restricted share unit awards in 2015. These awards vest over a period of two years, and the number of restricted share units that are eligible to vest is determined based on the achievement of performance criteria linked to software revenue targets.

The contractual life of all options is 10 years. Other than part of the options granted to the Chairman of the Supervisory Board, Mr. Fuller, that do have predetermined performance criteria, the options and restricted share units granted to the Supervisory Board members do not have predetermined performance criteria, although the vesting is time based.

Participants have no voting rights with respect to restricted share units and shares represented by options until the date of the issuance of such shares. Participants in the Restricted Share Units Plan may, if the Supervisory Board so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted share unit award. Dividend equivalents shall be forfeited in the event that the restricted share units with respect to which such dividend equivalents were credited are forfeited.

The table below summarizes the status of the number of outstanding options granted to the members of the Supervisory Board:

		Number of options
Supervisory Board	Grant year	Outstanding as of January 1, 2015	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of December 31, 2015	Exercise price(1)	Remaining years contractual life
Dale Fuller	2013	201,387	—	—	(41,666)	159,721	18.46	7.47
	2012	29,000	—	—	—	29,000	14.93	6.25
	2012	10,000	—	—	—	10,000	16.00	6.11
	2012	125,000	—	—	—	125,000	16.00	6.11

Ronan Dunne	2014	20,000	—	—	—	20,000	19.00	8.36

Frank Esser	2013	20,000	—	—	—	20,000	25.72	7.73

Jan Haars	2011	20,000	—	—	—	20,000	22.00	5.61

Colin Tenwick	2012	20,000	—	—	—	20,000	23.50	6.03

Total		445,387	—	—	(41,666)	403,721

(1)	Exercise prices are expressed in United States dollars.

Any shares in the Company held by a member of the Supervisory Board are held as long-term investments. Information with respect to share ownership of members of the Supervisory Board is included in “Item 7. Major Shareholders and Related Party Transactions” of the Company’s 2015 annual report on Form 20-F.

The members of the Supervisory Board do not accrue any pension rights with the Company. No personal loans, guarantees, remission of loans or the like are granted to the members of the Supervisory Board.

Members of the Management Board

During 2015, the Management Board comprised the following members:

Member	First appointed	End of current term
Gary Kovacs	September 24, 2013	AGM 2017
John Little(1)	June 16, 2008	AGM 2018

(1)	On March 29, 2016 the Company announced that Jeffrey Ross was named chief financial officer. Mr. Ross joined the company in early April and will assume the role and title of CFO the day following the Company’s 2016 first quarter earnings announcement. Mr. Ross will be a member of the Company’s Management Board upon appointment by the General Meeting of Shareholders, after which Mr. Little will resign as a member of the Management Board and continue his employment with the Company during the transition process. The Supervisory Board of the Company will nominate Mr. Ross for appointment to the Company’s Management Board at its Annual General Meeting of Shareholders on June 9, 2016.

Employment contracts

All members of the Management Board have entered into employment contracts. Gary Kovacs entered into an employment contract with AVG Technologies USA, Inc. John Little entered into an employment contract with the Company. All contracts were entered into for an indefinite period of time.

All members of the Management Board will step down in accordance with the rotation plan. They may be reappointed for a new term of not more than four years at a time.

Severance

The current arrangements concerning severance for the members of the Management Board are as follows:

Gary Kovacs

Mr. Kovacs employment agreement may be terminated with 12 months written notice or terminated immediately in exchange for signing a release and non-compete agreement. At the extraordinary general meeting held on September 24, 2013, the general meeting of shareholders approved a severance package for Mr. Kovacs in the event of immediate termination of his employment agreement other than for cause of a one year fixed salary and payment of the annual bonus earned for the prior year.

John Little

For a period of up to 12 months following termination of Mr. Little’s employment agreement, during each month that the Company does not waive his non-compete obligations, Mr. Little will receive total monthly compensation equal to the higher of (i) the monthly compensation received during the 12-month period preceding the date of termination or (ii) the calendar quarter immediately preceding the date of termination (the “Non-Compete Compensation”). If the Company waives Mr. Little’s non-compete obligations, the Company will only be required to pay a one-time severance payment equal to six months of the Non-Compete Compensation (the “One-Time Severance Payment”). In this case, any Non-Compete Compensation previously paid to Mr. Little prior to the date of the waiver will be deducted from such payment except where prohibited by law. The amount of compensation Mr. Little will receive in the event of termination of his employment agreement will not exceed (i) if the Company does not waive the non-compete obligations, the higher of (a) one year’s base salary and (b) the Non-Compete Compensation and (ii) if the Company waives the non-compete obligations, the lower of (a) one year’s base salary and (b) the One-Time Severance Payment.

Total remuneration

In 2015, the total remuneration (including pension and social security contributions) of the current members of the Management Board amounted to USD 7,357,582, as compared to USD 9,069,765 in 2014.

The remuneration in United States dollars of the individual members of the Management Board is set out in the table below.

		Non-variable		Short term (variable)	Long term (variable)	Total remuneration	Split
Management Board	Financial year	Base compensation	Other periodic paid compensation	STI (Cash)(1)	LTI(2)	Total(3)	Variable %	Non-variable %
Gary Kovacs(4)	2015	600,000	32,295	554,400	4,469,191	5,655,886	88.82%	11.18%
	2014	600,000	14,150	566,400	6,255,780	7,436,330	91.74%	8.26%
	2013	261,660	5,872	449,890	1,888,147	2,605,569	89.70%	10.30%

John Little	2015	329,490	160,920	177,961	1,033,325	1,701,696	71.18%	28.82%
	2014	324,200	319,598	170,816	818,821	1,633,435	60.59%	39.41%
	2013	296,443	197,957	77,737	523,392	1,095,529	54.90%	45.10%

		Non-variable		Short term (variable)	Long term (variable)	Total remuneration	Split
Former Management Board	Financial year	Base compensation	Other periodic paid compensation	STI (Cash)(1)	LTI(2)	Total compensation	Variable %	Non-variable %
J.R. Smith(5)	2015	—	—	—	—	—	n/a	n/a
	2014	—	—	—	—	—	n/a	n/a
	2013	306,099	52,492	104,885	(501,774)	(38,298)	n/a	n/a

John Giamatteo(6)	2015	—	—	—	—	—	n/a	n/a
	2014	—	—	—	—	—	n/a	n/a
	2013	61,667	5,837	—	—	67,504	n/a	100.00%

(1)	Short term incentives (cash bonuses) are charged to the Company in the financial year, but are not necessarily paid during the financial year.
(2)	The remuneration reported as part of the LTI (share options) is based on costs incurred during the year under US GAAP. For reporting purposes under IFRS, the portion of the award relating to the shares withheld for tax settlement is accounted for as a liability and the vesting period may be different. As such, 2015 LTI costs for Mr. Kovacs and Mr. Little under IFRS are USD 5,503,532 and USD 1,294,590, respectively.
(3)	Total remuneration reflects base compensation, other periodic paid compensation, STI and LTI.
(4)	The LTI for 2014 of Gary Kovacs reflects the costs charged to the Company in 2014 associated with his options and RSUs awarded in 2013. His STI for 2013 reflects his sign-on bonus, for which a resolution was adopted by the shareholders at the EGM of September 24, 2013, and his 2013 performance bonus, pro-rated for the period of his employment in 2013.

(5)	J.R. Smith resigned as a member of the Management Board on July 25, 2013. His base compensation is composed of USD 168,433 until the date of his resignation and USD 190,158 non-compete compensation as from the date of his resignation.
(6)	John Giamatteo was appointed as a member of the Management Board on June 19, 2013 and resigned on September 2, 2013 as a member of the Management Board. His remuneration is reflected for that period.

Variable compensation

A more detailed description of the performance criteria on which the performance related component of the variable remuneration is dependent, and the discretionary powers of the Supervisory Board, are set out in more detail in the remuneration policy of the Management Board currently in force (see Annex I).

Before drafting the remuneration policy and determining the remuneration of individual members of the Management Board, scenario analyses were carried out on both the variable compensation component as well as with respect to the Management Board’s options’ value at an alternative share price. The performance criteria on which the performance related component of the variable remuneration is dependent are revenue, unlevered free cash flow and user numbers.

The Supervisory Board is currently not aware of any variable remuneration that has been awarded on the basis of incorrect financial or other data, nor does any variable remuneration component that was awarded conditionally produce an unfair result due to extraordinary circumstances on which basis the Supervisory Board would want to adjust the value thereof downwards or upwards.

(i)	Short-term incentive (STI)

In 2015, the performance related component of the variable remuneration was an amount of USD 687,473 as compared to USD 502,849 in 2014, which was paid to the members of the Management Board as a cash bonus in relation thereto.

(ii)	Long-term incentive (LTI)

For a detailed explanation regarding the Company’s long term incentives, see the section (ii) Long-term incentive on page 6 regarding long-term incentives under the Supervisory Board compensation.

The vesting of certain restricted share units, referred to as the market restricted stock units, granted to the Company’s CEO is subject to satisfaction of market based financial performance criteria. The market restricted share units will vest if the average closing price of the Company’s shares on the New York Stock Exchange during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the start date of Mr. Kovacs’ employment (the Start Date) (the Share Price Goal), provided that the CEO remains employed through the applicable vesting date and has not provided a notice of termination as of the applicable vesting date.

The vesting of certain restricted share units, referred to as the performance related restricted stock units, granted to the Company’s CEO and CFO is subject to the satisfaction of target-based financial performance criteria.

(A)	Share options

The table below summarizes the status of the number of outstanding options granted to the members of the Management Board:

		Number of options
Management Board	Grant year	Outstanding as of January 1, 2015	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of December 31, 2015	Exercise price(1)	Remaining years contractual life
Gary Kovacs	2013	400,000	—	—	—	400,000	25.72	7.73

John Little	2014	25,000	—	—	—	25,000	19.00	8.36
	2012	63,958	—	—	—	63,958	16.00	6.11
	2010	43,115	—	—	—	43,115	12.15	4.50

Total		532,073	—	—	—	532,073

(1)	Exercise prices are expressed in United States dollars.

Information with respect to share ownership of members of the Management Board is included in “Item 7. Major Shareholders and Related Party Transactions” of the Company’s 2015 annual report on Form 20-F.

(B)	Restricted share units and market restricted share units

The table below summarizes the status of the number of outstanding (market) restricted share units granted to the members of the Management Board:

			Number of (market) restricted share units
Management Board	Grant year		Outstanding as of January 1, 2015	Granted during the year	Vested during the year	Forfeited during the year	Outstanding as of December 31, 2015
Gary Kovacs	2015	(2)	—	150,000	—	—	150,000
	2013	(1)	100,000	—	—	—	100,000
	2013		300,000	—	(100,000)	—	200,000

John Little	2015	(2)	—	50,000	—	—	50,000
	2014		50,000	—	(12,500)	—	37,500
	2013		75,000	—	(25,000)	—	50,000

Total			525,000	200,000	(137,500)	—	587,500

(1)	Market restricted share units
(2)	Performance related restricted share units

Pensions

The members of the Management Board do not participate in a specific pension plan or other retirement benefits other than statutory pension contributions, but follow any general pension arrangement that is available and applicable at the AVG entities at which the members of the Management Board have their employment relationships. Mr. Kovacs is eligible for a matching contribution of up to 4% of his annual salary to a 401(k) plan provided by AVG Technologies USA, Inc. The Company does not set aside any other amounts in respect of pension, retirement benefits or any similar benefits for members of the Management Board or Supervisory Board.

No arrangements were made with members of the Management Board on early retirement.

Special remuneration

No personal loans, guarantees, remission of loans or the like are granted to the members of the Management Board.

ANNEX I

REMUNERATION POLICY FOR THE MANAGEMENT BOARD OF

AVG TECHNOLOGIES N.V.

1.	GENERAL

1.1	Principles

This remuneration policy of AVG Technologies N.V. (the Company) is based on the following principles:

•	the remuneration of the members of the Management Board of the Company (the Management Board) are competitive in relation to both the market in which the Company operates in and the relative size of the business;

•	the fixed and variable pay ratio and the short-term incentive and the long-term incentive focus on remuneration that recognizes the achievement against agreed targets and delivery of long-term shareholder value creation; and

•	the remuneration is linked to the experience, role, focus, responsibilities, performance and required experience and skills of each member of the Management Board in order to enhance behavior required for a successful performance in the existing roles within the Management Board.

The Supervisory Board will at regular intervals evaluate the objectives and structure of the remuneration policy to ensure it is fit for purpose in delivering the stated objectives.

1.2	Components

The remuneration consists of the following components:

•	base salary;

•	a short-term incentive;

•	a long-term incentive;

•	other benefits, applicable to certain members of the Management Board, such as housing costs and contributions related to healthcare; and

•	other arrangements, applicable to certain members of the Management Board, such as use of a mobile phone and company car for business purposes.

2.	OBJECTIVES REMUNERATION POLICY

The Company and its subsidiaries and affiliates (jointly referred to as AVG) hold the view that its remuneration policy for the Management Board should serve the following objectives (the Remuneration Objectives):

•	reflect the interests of all stakeholders;

•	attract and retain board members that have the talent and skills to develop and expand the business;

•	link rewards to creating shareholder value;

•	relate the variable income component to performance reinforcing the business strategy;

•	avoid inappropriate risks; and

•	create long-term value and enhance the sustainable development of the Company.

3.	BASE SALARY

The Supervisory Board of the Company (the Supervisory Board) has established via the use of independent external research and benchmarking that the current remuneration is in line with the Remuneration Objectives and as a result currently proposes no fundamental changes as regards the remuneration of the members of the Management Board.

The base salary can be increased in the first quarter of each financial year of the Company with a maximum of 5%, subject to Supervisory Board approval.

4.	SHORT-TERM INCENTIVE

4.1	Ratio short term incentive

The Supervisory Board may grant the members of the Management Board an annual cash bonus:

•	the Chairman of the Management Board may be eligible to a bonus of:

•	up to 100% of the annual base gross salary based upon achieving the set financial and operating goals for the period; and

•	up to 125% of the annual base gross salary if the set financial and operating goals for the period are exceeded;

•	other members of the Management Board may be eligible to a bonus of:

•	up to 80% of the annual base gross salary based upon achieving the set financial and operating goals for the period; and

•	up to 125% of the applicable bonus percentage of the annual base gross salary if the set financial and operating goals for the period are exceeded.

Up to 40% of the short-term incentive amount granted is payable after the first half of the relevant year per the Company’s then current applicable payroll practices and timing for effectuating payment of such amounts. The remaining up to 60% is deferred and is payable in the following year per the Company’s then current applicable payroll practices and timing for effectuating payment of such amounts.

4.2	Objectives

The objective of this short-term incentive is to incentivize the Management Board on achieving the annual objectives related to the short-term focus of AVG and investors, and is typically reviewed and assessed against annual targets and objectives, which are set by the Supervisory Board regularly.

4.3	Targets

Payment of the bonus as a whole is dependent on the achievement of agreed objectives set by the Supervisory Board. The agreed objectives fully (100%) consist of company achievements, consisting of financial and non-financial performance.

Further details on the performance targets cannot be disclosed as this regards commercially sensitive information. In addition, such information may qualify as guidance on financial performance, which may lead to the obligation to provide trading updates, where such need would otherwise not exist.

4.4	Additional bonus payments

The bonus payments referred to above may be increased by the Supervisory Board at its sole discretion in the event of exceptional achievements of the relevant member of the Management Board.

5.	LONG-TERM INCENTIVE

5.1	General

The long-term incentive of members of the Management Board consists of the grant of options (Options) or restricted share units (RSUs) of ordinary shares in the capital of the Company.

Grant

The Supervisory Board is authorized to grant Options and/or RSUs to members of the Management Board, subject to the approval of the general meeting of shareholders of AVG (the General Meeting of Shareholders), in accordance with the terms and conditions set out in the option plan dated 7 May 2013, as amended from time to time (the Option Plan) and the RSU appendix to the Option Plan dated 7 May 2013, as amended from time to time (the RSU Plan) respectively.

The number of ordinary shares in respect of which Options and/or RSUs may be granted shall not exceed 12,209,9481 ordinary shares or such higher number of ordinary shares as agreed by the General Meeting of Shareholders. The Options granted under the Option Plan or RSUs granted under the RSU Plan are granted on the basis of an Option or RSU agreement respectively with the relevant member of the Management Board setting out the terms and details of the Option or RSU grant in more detail, inter alia, including the exercise price of the Options.

Vesting

The Option Plan and the RSU Plan provide for a vesting schedule of the Options and RSUs setting out that the Options and RSUs granted will vest in accordance with the vesting schedule over a period of four or two years.2 The Supervisory Board has the discretionary power to propose an alternative vesting schedule in the Option and/or RSU agreement entered into with the nominee.

Exercise price

The exercise price of the Options granted under the Option Plan is determined by the Supervisory Board in accordance with the Option Plan and the Consistent Course of Action, including the annexes thereto, as amended from time to time, currently being the closing price of the ordinary shares on the second full trading day following the relevant quarter earnings announcement.

[1]	The Option Plan is designed in order to grant options and /or RSU’s to certain employees of the Company, members of the Company’s Management Board or Supervisory Board, or other persons having business relationships with the Company and its subsidiaries. On 11 June 2014, the general meeting of shareholders resolved to increase the authorization of the Supervisory Board to grant options and / or RSU’s under the Option Plan to 12,209,948.
[2]	The Company introduced performance-based restricted share unit awards in 2015. These awards vest over a period of two years.

5.2	Objectives

The purpose of the long term incentive in the form of Options and RSUs granted in accordance with the Option Plan and the RSU Plan is to provide members of the Management Board with the opportunity to participate directly in the growth of the value of AVG to which they contribute.

Furthermore, by granting a long term incentive in the form of equity an alignment of the long term interest of the members of the Management Board and AVG is effected in order to ensure that sound and prudent risk management is promoted and rewarded.

5.3	Annual Option and RSU grant

The Supervisory Board may, within the available options and RSUs pool, the corporate authority granted and in accordance with the Consistent Course of Action, including the annexes thereto, as amended from time to time, at its sole discretion, taking into account the objectives set out in paragraph 5.2 above, the performance of the Company and of the relevant member of the Management Board, approve additional option and/or RSU grants to the members of the Management Board up to a maximum of 500,000 Options and RSUs in aggregate in one year, divided as follows:

•	400,000 Options or RSUs, or a combination thereof, resulting in a maximum total of 400,000 per member of the Management Board if the Options or RSUs of a previous Option or RSU grant respectively for such respective member of the Management Board have partially or fully vested in such applicable financial year; and/or

•	100,000 Options or RSUs, or a combination thereof, resulting in a maximum total of 100,000 per member of the Management Board in the event of special achievements or accomplishments and recognition.

5.4	Tax equalization

As a result of the relocation of the CFO from the Czech Republic to the Netherlands, the Company will compensate the CFO in cash for any higher taxes that the CFO pays as Dutch tax residents upon the exercise of any options that were granted but unvested as of 1 November 2011.

6.	REMUNERATION IN THE EVENT OF DISMISSAL

In the event of dismissal, the remuneration of a member of the Management Board shall in principle not exceed one year’s salary (the ‘fixed’ remuneration component), provided that the current members of the Management Board will, if their non-compete obligations which apply for a 12-month period after the date of termination or dissolution are not waived, receive during the non-compete period their base salary plus bonus calculated on a monthly basis equal to the higher of the average for (i) the last 12 months or (ii) the last calendar quarter before the date of termination or dismissal for each month that they comply with their obligations under their non-compete provision. If their non-compete obligations are waived, they shall only be paid a one-time severance payment equal to six months of non-compete compensation, and any monthly payments already made shall be deducted from such payment except where prohibited by law. The amount of compensation the current members of the Management Board will receive in the event of dismissal will not exceed the higher of (i) one year’s base salary or (ii) the aforementioned total compensation he receives during the non-compete period.

7.	COMMISSIONS AND GIFTS

Members of the Management Board shall not in connection with the performance of their duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from AVG. This does not apply to customary promotional gifts of little value and all reasonable costs incurred with the consent of the CEO, or, with respect to the CEO, incurred with the consent of the chairman of the Supervisory Board.

8.	INSURANCES & PENSION

Other than any applicable statutory national premiums for state pension, the Company does not pay or reimburse pension premiums for the Management Board members.

The Company reimburses the members of the Management Board for the health insurance premiums for the Management Board members and their family members.

The members of the Management Board may benefit from insurances that are provided to employees of the relevant AVG entities the respective Management Board members are employed by generally, for example insurance against short-term or long-term disability.

9.	LOANS, ADVANCES AND GUARANTEES

In relation to members of the Management Board, no loans, advances or guarantees are or will be in place.

10.	ADJUSTMENT AND RECOVERY OF BONUSES

If a variable remuneration component conditionally awarded to a member of the Management Board in a previous financial year would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved, the Supervisory Board has the power to adjust on behalf of AVG the value downwards or upwards.

The Supervisory Board is entitled at its discretion to recover on behalf of AVG from any member of the Management Board any variable remuneration awarded on the basis of incorrect financial or other data, provided that such recovery decision shall be duly motivated. This right of recovery exists irrespective of whether the member of the Management Board has been responsible for the incorrect financial or other data or was aware or should have been aware of this incorrectness.

*        *        *

ANNEX II

REMUNERATION POLICY SUPERVISORY BOARD

OF AVG TECHNOLOGIES N.V.

(the “Company”)

1.	GENERAL

The remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders and will not be dependent upon the profit of the Company. The Supervisory Board shall from time to time submit proposals on its remuneration to the General Meeting of Shareholders.

2.	COMPONENTS

2.1	Remuneration

Supervisory Board and Committees:

Chairman Dale Fuller: US$ 20,000 gross per month for his duties as chairman of the Supervisory Board and membership in the Supervisory Board Committees which covers 15 days per quarter, as set out in more detail in a letter dated 24 March 2010 by the Company to Mr. Fuller. Any additional day will, subject to submission of supporting timesheets and justification and subject to the approval from the Chairman of the Audit Committee, be paid at a per-day rate of US$ 4,000, in case such day shall require travelling, and of US$ 3,000 if no such travelling is required.3

All other independent members: US$ 70,000 gross per annum for their duties as members of the Supervisory Board and membership in the Supervisory Board Committees.

All non-independent members: nil.

Chairmen of Committees: In addition to the remuneration set out above, each independent member of the Supervisory Board serving (if applicable) as chairman of the Audit Committee and/or the Remuneration Committee and/or the Nominations and Governance Committee receives US$ 30,000 per year.

Note: Such remuneration for the Chairmen of the Committees and the membership in the Supervisory Board and Supervisory Board Committees of the independent Supervisory Board Members covers up to 30 days of service per year. The remuneration for any additional days worked beyond such 30 days of service during any given financial year shall be US$ 3,000, which amount shall be inclusive of any travel, subject to submission of supporting timesheets and justification and subject to the approval from the Chairman of the Supervisory Board (or if it concerns the Chairman, the Chairman of the Audit Committee). It is intended and anticipated that no additional days beyond such 30 days of service per year shall be required.

[3]	On 5 November 2013, the Supervisory Board approved to amend the remuneration of Mr. Fuller for his duties as (i) member of the Supervisory Board and membership in the Supervisory Board Committees and (ii) chairman of the Supervisory Board and the Nomination and Governance Committee to US$ 130,000 gross per year.

2.2	Options and Restricted Share Units

An independent Supervisory Board member may be granted rights to shares in the Company’s capital by way of remuneration.4

Grant

The Supervisory Board is authorized to grant independent members of the Supervisory Board options (Options) and/or restricted share units (RSUs) of ordinary shares in the capital of the Company, subject to the approval of the general meeting of shareholders of AVG (the General Meeting of Shareholders), in accordance with the terms and conditions set out in the option plan dated 7 May 2013, as amended from time to time (the Option Plan) and the RSU appendix to the Option Plan dated 7 May 2013, as amended from time to time (the RSU Plan) respectively.

The number of ordinary shares in respect of which Options and/or RSUs may be granted shall not exceed 12,209,9485 ordinary shares or such higher number of ordinary shares as agreed by the General Meeting of Shareholders. The Options granted under the Option Plan or RSUs granted under the RSU Plan are granted on the basis of an Option or RSU agreement respectively with the relevant member of the Supervisory Board setting out the terms and details of the Option or RSU grant in more detail, inter alia, including the exercise price of the Options.

Vesting

The Option Plan and the RSU Plan provide for a vesting schedule of the Options and RSUs setting out that the Options and RSUs granted will vest in accordance with the vesting schedule over a period of four years. The Supervisory Board has the discretionary power to propose an alternative vesting schedule in the Option and/or RSU agreement entered into with the nominee.

Exercise price

The exercise price of the Options granted under the Option Plan is determined by the Supervisory Board in accordance with the Option Plan and the Consistent Course of Action, including the annexes thereto, as amended from time to time, currently being the closing price of the ordinary shares on the second full trading day following the relevant quarter earnings announcement.

[4]	This constitutes a deviation from Dutch Corporate Governance Code, best practice provision III.7.1.
[5]	The Option Plan is designed in order to grant options and /or RSU’s to certain employees of the Company, members of the Company’s Management Board or Supervisory Board, or other persons having business relationships with the Company and its subsidiaries. On 11 June 2014, the general meeting of shareholders resolved to increase the authorization of the Supervisory Board to grant options and / or RSU’s under the Option Plan to 12,209,948.

2.3	Reimbursement for costs

Apart from their remuneration as defined under section 2.1, Supervisory Board members shall be reimbursed for all reasonable costs incurred in connection with their attendance of meetings, the reasonableness of such costs being assessed by the Chairman of the Audit Committee (costs incurred by the Chairman of the Audit Committee are assessed by the Chairman of the Supervisory Board). Any other expenses are only reimbursed, in whole or in part, if incurred with the consent of the Chairman of the Audit Committee (or if it concerns the Chairman of the Audit Committee, the Chairman of the Supervisory Board).6

If a Supervisory Board member is required to charge VAT on his fees, this will be paid by the Company.

3.	LOANS, ADVANCES AND GUARANTEES

In relation to members of the Supervisory Board, the Company and its subsidiaries do not grant loans, guarantees or the like to Supervisory Board members. Loans are not remitted.7

[6]	This article has been slightly amended to align with preferred practice. The Chairman of the Audit Committee will assess and approve the reimbursements of the Supervisory Board members instead of the Chairman of the Supervisory Board as previously stated. Reimbursements of the Chairman of the Audit Committee will be assessed and approved by the Chairman of the Supervisory Board.
[7]	Dutch Corporate Governance Code, best practice provision III.7.4 and also prohibited by Exchange Act Section 13(k).